SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

SPORT CHALET, INC.

(Name of Subject Company (Issuer))

EVEREST MERGER SUB, INC.

(Names of Filing Persons (Offeror))

a wholly-owned subsidiary of

VESTIS RETAIL GROUP, LLC

(Names of Filing Persons (Parent of Offeror))

Versa Capital Fund II, L.P.

Versa Capital Fund II-A, L.P.

(Names of Filing Persons (Others))

Class A Common Stock, par value $0.01 per Share

(Title of Class of Securities)

849163209

(CUSIP Number of Class of Securities)

Class B Common Stock, par value $0.01 per Share

(Title of Class of Securities)

849163308

(CUSIP Number of Class of Securities)

Thomas Kennedy

Versa Capital Management, LLC

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 609-3400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Copies to:

Alison S. Ressler

Rita-Anne O’Neill

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, CA 90067

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,612,280.40	$2,526.06

*	Estimated for purposes of calculating the filing fee only. The transaction was calculated by multiplying (a) $1.20, the tender offer price, by (b) the sum of (i) 12,414,490, the number of issued and outstanding shares of Class A common stock of Sport Chalet, Inc., (ii) 1,775,821, the number of shares of Class B common stock of Sport Chalet, Inc., (iii) 2,127,506, the number of shares of Class A common stock issuable upon the vesting and exercise of issued and outstanding stock options and (iv) 25,750, the number of shares of Class B common stock issuable upon the vesting and exercise of issued and outstanding options. The foregoing figures were provided by Sport Chalet, Inc. as of June 30, 2014.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Fee Rate Advisory No. 1 for fiscal year 2014 issued by the Securities and Exchange Commission on August 30, 2013, by multiplying the transaction valuation by .0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,526.06	Filing Party:	Everest Merger Sub, Inc., Vestis Retail Group, LLC, Versa Capital Fund II, L.P. and Versa Capital Fund II-A, L.P.
Form or Registration No.:	Schedule TO	Date Filed:	July 3, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 8 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 3, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by Vestis Retail Group, LLC, a Delaware limited liability company (“Vestis”), Everest Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vestis, Versa Capital Fund II, L.P., a Delaware limited partnership (“Fund II”) and Versa Capital Fund II-A, L.P., a Delaware limited partnership (“Fund II-A”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, of Sport Chalet, Inc., a Delaware corporation (“Sport Chalet”), at a purchase price of $1.20 per share (as such price per share may be reduced pursuant to the Agreement and Plan of Merger, by and among Sport Chalet, Purchaser and Vestis, dated June 30, 2014, as amended on August 3, 2014), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 3, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 8 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

Items 1–11.

Items 1–11 of the Schedule TO are hereby amended and supplemented as follows:

At 12:00 midnight, New York City time, at the end of August 15, 2014, the Offer expired as scheduled and was not extended. Purchaser was advised by the Depositary that, as of the Expiration Date, a total of 4,178,979 shares of Class A Common Stock and 1,455,923 shares of Class B Common Stock were validly tendered into and not withdrawn from the Offer, representing approximately 33.7% and 82.0% of the currently outstanding Class A Common Shares and Class B Common Shares, respectively, on a fully diluted basis. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 26,312 shares of Class A Common Stock and 27,192 shares of Class B Common Stock, representing approximately 0.2% and 1.5% of the currently outstanding Class A Common Shares and Class B Common Shares, respectively, on a fully diluted basis. The number of Shares tendered pursuant to the Offer, together with the Shares to be acquired by Vestis or Purchaser pursuant to the Stock Purchase Agreement and the Shares issuable pursuant to the Top-Up Option, satisfies the Minimum Condition and exceeds the minimum number of Shares required to avoid the occurrence of a Price Reduction Trigger. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.

Purchaser intends to exercise the Top-Up Option to purchase additional Shares directly from Sport Chalet for $1.20 per Share so that it holds at least 90% of the outstanding shares of each of the Class A Common Stock and Class B Common Stock following such exercise.

        Following the consummation of the Offer and the Stock Purchase Agreement transaction and the issuance of the Top-Up Shares, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Vestis and Purchaser intend to complete the acquisition of Sport Chalet through the Merger as promptly as practicable without a vote of any other stockholders of Sport Chalet in accordance with Section 253 of the DGCL. At the Effective Time, each Share then outstanding (other than Shares that are held by any stockholders who are entitled to and who properly demand appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights” of the Offer to Purchase) will be converted into the right to receive $1.20 per Share, without interest, less any applicable withholding taxes, except for Shares then owned by Vestis, Purchaser, Sport Chalet or any of their respective direct or indirect subsidiaries or affiliates, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

Following the Merger, all Shares will be delisted and will cease to trade on the NASDAQ.

On August 18, 2014, Vestis and Sport Chalet issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(vii) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(vii)	Joint Press Release issued by Vestis Retail Group, LLC and Sport Chalet, Inc. on August 18, 2014.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVEREST MERGER SUB, INC.

By:	/s/ Paul Halpern
Name:	Paul Halpern
Title:	President

VESTIS RETAIL GROUP, LLC

By:	/s/ William R. Quinn
Name:	William R. Quinn
Title:	Authorized Person

VERSA CAPITAL FUND II, L.P.
GENERAL PARTNER

VERSA FGP-II, L.P.

By:	Versa UGP-II, LLC
Its:	General Partner

By:	/s/ Paul Halpern
Name:	Paul Halpern
Title:	Chief Investment Officer

VERSA CAPITAL FUND II-A, L.P.
GENERAL PARTNER VERSA FGP-II, L.P.

By:	Versa UGP-II, LLC
Its:	General Partner

By:	/s/ Paul Halpern
Name:	Paul Halpern
Title:	Chief Investment Officer

Dated: August 18, 2014

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated July 3, 2014.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement as published on July 3, 2014 in The New York Times.*

(a)(2)(i)	Not applicable.

(a)(5)(i)	Joint Press Release issued by Vestis Retail Group, LLC and Sport Chalet, Inc. on June 30, 2014.**

(a)(5)(ii)	Letter to Beneficial Holders of Common Stock of Sport Chalet, Inc., dated July 18, 2014, from Sport Chalet, Inc.*

(a)(5)(iii)	Letter to Registered Holders of Common Stock of Sport Chalet, Inc., dated July 18, 2014, from Sport Chalet, Inc.*

(a)(5)(iv)	Press Release issued by Sport Chalet, Inc. on July 31, 2014.*

(a)(5)(v)	Joint Press Release issued by Vestis Retail Group, LLC and Sport Chalet, Inc. on August 4, 2014.*

(a)(5)(vi)	Press Release issued by Sport Chalet, Inc. on August 12, 2014.*

(a)(5)(vii)	Joint Press Release issued by Vestis Retail Group, LLC and Sport Chalet, Inc. on August 18, 2014.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, by and among Sport Chalet, Inc., Everest Merger Sub, Inc. and Vestis Retail Group, LLC, dated June 30, 2014.*

(d)(2)(i)	Form of Tender and Support Agreement, dated as of June 30, 2014, by and among Vestis Retail Group, LLC, Everest Merger Sub, Inc. and each of Craig L. Levra, Howard K. Kaminsky and Dennis Trausch.*

(d)(2)(ii)	Stock Purchase Agreement, by and among Vestis Retail Group, LLC, Everest Merger Sub, Inc., The Olberz Family Trust dated 05/06/1997, Irene M. Olberz and Eric S. Olberz, dated June 30, 2014.*

(d)(2)(iii)	Severance Waiver Agreement, by and between Sport Chalet, Inc. and Craig L. Levra, dated June 30, 2014.*

(d)(2)(iv)	Severance Waiver Agreement, by and between Sport Chalet, Inc. and Howard K. Kaminsky, dated June 30, 2014.*

(d)(2)(v)	Confidentiality Agreement, by and between Versa Capital Management, LLC and Cappello Capital Corp., dated January 7, 2014.*

(d)(3)	Amendment No.1, dated as of August 3, 2014, to the Agreement and Plan of Merger, dated as of June 30, 2014, by and among Sport Chalet, Inc., Vestis Retail Group, LLC and Everest Merger Sub, Inc.*

(g)	None.

(h)	None.

*	Previously filed.
**	Previously filed as Exhibit 99.1 to Everest Merger Sub, Inc.’s Schedule TO-C, dated June 30, 2014, and incorporated herein by reference.